

NOTICE OF THIRD QUARTER RESULTS

Toronto, October 8, 2003 GOLDCORP INC. (NYSE: GG; TSX: G) Rob McEwen, Chairman and CEO of Goldcorp Inc. is pleased to announce that Goldcorp will be releasing its Third Quarter Results during the evening of Tuesday, October 21, 2003.

An analyst meeting will be webcast live (audio only) at:
http://www.corporateir.net/ireye/ir_site.zhtml?ticker=GG&script=1020&item_id=ew,795979,1,80347,313534,355868,1&layout=6 on **Wednesday, October 22, 2003 at 8:30 a.m. (EST)**.   The press release will be posted on our website located at **www.goldcorp.com**.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend six times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: Corporate Office:

Chris Bradbrook   145 King Street West
Vice President, Corporate Development   Suite 2700
Telephone: (416)865-0326   Toronto, Ontario
Fax: (416)361-5741   M5H 1J8
e-mail: info@goldcorp.com
website: www.goldcorp.com